UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

 Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Application for Certification of a Class Action

Item 1

Application for Certification of a Class Action

The Company hereby reports that it was today served an application filed with the Central District Court, for certification of a class action against the Company and its subsidiaries Rotem Amfert Negev Ltd. and Fertilizers and Chemicals Ltd. (jointly hereinafter: the “Defendants”).

The causes of action are the alleged exploitation of the Defendants’ monopolistic position in order to charge consumers in Israel excessive and unfair prices for products classified as “solid phosphate fertilizer”, all this during the years 2011-2018 and contrary to the provisions of the Restrictive Trade Practices Law, as well as in an unjust enrichment at the expense of the plaintiff and the represented class.

The plaintiff is a Kibbutz member growing various plants and trees in his yard and in an adjacent orchard. The represented class includes all consumers who have purchased solid phosphate fertilizer products, directly or indirectly, produced by the manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce, during the years 2011-2018 (the “Class”).

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Class, awarding them compensation for the damages allegedly caused them, in a total amount of ILS 56 million (approximately $15 million), based on a calculation pursuant to the “difference test” (measuring the difference between the price of a product and its cost), as described in the statement of claim, or in the amount of ILS 73 million (approximately $20 million) based on the “comparison test” (comparing the price of a product to its price in other markets), as described in the statement of claim.

It would be noted that total sales of solid phosphate fertilizer in 2017 are negligible.

The Company, with the assistance of its legal advisors, is reviewing the application and will deliver its position to the Court as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 2, 2018